SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 14)*
Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

441593100
(CUSIP Number) Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 6

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,939,179
	9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 3,377,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,939,179
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 6

1.	NAME OF REPORTING PERSON ORIX Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,939,179
	9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 3,377,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,939,179
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.7%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 6

 The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below. This Amendment No. 14 to Schedule 13D does not restate disclosures in the original Schedule 13D that are not being amended, and should be read in conjunction with the original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the original Schedule 13D.

The purpose of this Amendment No. 14 is to reflect that on May 28, 2019, the Issuer and HLHZ entered into an Underwriting Agreement (the “2019 Underwriting Agreement”), pursuant to which HLHZ agreed to sell 3,000,000 shares of Class A Common Stock to the underwriter named therein, in connection with a registered public offering (the “2019 Offering”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The 28,939,179 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of 3,377,935 shares held directly by HLHZ and indirectly by ORIX, as HLHZ is an indirect, wholly owned subsidiary of ORIX ( the “Subject Shares”) and 25,561,244 shares held by the HL Voting Trust. Other than the 1,109,721 shares of Class A Common Stock held by HLHZ, these shares are receivable upon conversion of a like number of shares of Class B Common Stock:

	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented (a)
Reporting Persons	3,377,935	8.1%
HL Voting Trust	25,561,244	40.0%
Total	28,939,179	43.7%

(a)	Based on (i) 38,410,437 shares of Class A Common Stock outstanding as of the date hereof, (ii) 27,829,458 shares of Class B Common Stock outstanding of which 25,561,244 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and (iii) 2,268,214 shares of Class B Common Stock owned directly by ORIX. Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 6

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares. Together, the parties to the Stockholders’ Agreement hold 88.2% of the voting power of the Issuer’s outstanding capital stock.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

2019 Underwriting Agreement

In connection with the 2019 Offering, HLHZ entered into an underwriting agreement, by and among the Issuer, HLHZ and Goldman Sachs & Co. LLC (the “2019 Underwriter”), pursuant to which HLHZ sold 3,000,000 shares of Class A Common Stock at a price of $45.515 per share.

2019 Lock-Up Agreement

In connection with the 2019 Offering, HLHZ entered into a lock-up agreement (the “2019 Lock-Up Agreement”) pursuant to which HLHZ agreed, among other things and with certain exceptions, not to sell or transfer any Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, for 60 days after May 28, 2019 without first obtaining the written consent of the 2019 Underwriter.

The foregoing summaries are qualified in their entirety by reference to the 2019 Underwriting Agreement and the 2019 Lock-Up Agreement. The 2019 Underwriting Agreement and the 2019 Lock-Up Agreement are filed as Exhibits C and D hereto, respectively, and incorporated by reference herein. HLHZ continues to be a party to the Stockholders’ Agreement and the Registration Rights Agreement, which are filed as Exhibits A and B hereto, respectively, and are described in the Original Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
A	Stockholders’ Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
B	Registration Rights Agreement, dated as of August 18, 2015 (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on August 21, 2015 (File No. 333-205610))
C	Underwriting Agreement (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 30, 2019 (File No. 001-[--]))
D	Lock-Up Agreement (incorporated by reference from Exhibit C to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 30, 2019 (File No. 001-[--]))
E	Letter Agreement, dated as of May 28, 2019

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2018

ORIX HLHZ Holding LLC

By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member
By:	/s/ Paul Wilson
	Name: Title:	Paul Wilson Chief Financial Officer

ORIX Corporation

By:	/s/ Hideto Nishitani
	Name: Title:	Hideto Nishitani Executive Officer